UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Enlight To Host Conference Calls Reviewing Fourth Quarter and Full Year 2025 Financial Results

Enlight Renewable Energy (“Enlight”, "the Company”), a leading global renewable energy developer and an independent power producer, will release its financial results for the fourth quarter and full year ended December 31, 2025, prior to the opening of the Tel Aviv Stock Exchange on Tuesday, February17, 2026.

Conference Call Information
Enlight will host two calls to review its financial results and business outlook, one in English and one in Hebrew. Management’s review will be followed by a question-and-answer session and participants may join by conference call or webcast:

English Conference Call & Webcast
The conference call in English will be held at: 8:00am Eastern Time / 3:00pm Israel Time.

Please pre-register to join the live conference call:
https://register-conf.media-server.com/register/BI71bd607581334a0d815bc9804aaa1271

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

In addition, a live webcast will be available. Please register and join using the following link:
https://edge.media-server.com/mmc/p/airnx7q2
Hebrew Webcast
The webcast in Hebrew will be held at: 6:00am Eastern Time / 1:00pm Israel Time.

Please pre-register to join the live webcast:
https://enlightenergy-co-il.zoom.us/webinar/register/WN_0dDsbEwLSI2oMCd27K8MSQ
The earnings release with the financial results as well as additional investor presentation materials will be accessible on the Company’s website prior to the calls. An archived version of the English webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/events/

Investor Contact

Limor Zohar Megen
Director IR
Limorgr@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: January 22, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel